Exhibit 4.12

TRUST AGREEMENT

Executed on the 29th day of March, 2021.

AMONG

BYND Cannasoft Enterprises Inc.
a corporation formed under the laws of British Columbia, Canada (the “Purchaser”)
As the first party;

AND

The shareholders of the BYND listed in Exhibit A hereto
(each a “Shareholder” and, collectively, the “Shareholders”);
As the second party;

AND

I.B.I.	Trust Management
Registration no. 515020428 Withholding file no. 936080233 Of 9 Ehad Ha’am St., Shalom Tower, Tel-Aviv 6525101 Israel (the “Trustee”).
As the third party;

WHEREAS	the Purchaser, BYND – Beyond Solutions Ltd. Pvt. Co. No 12895533 (“BYND”), 1232986 B.C. Ltd. and the Shareholders have entered into a Business Combination Agreement dated December 16, 2019, as amended (the “BCA”).

WHEREAS	this Agreement will be in force, if any, only upon the closing of the Transaction (defined below) set forth in the BCA and will be signed at the closing date or close after this date, provided that all the pre-closing conditions were met.

WHEREAS	pursuant to the terms and conditions of the BCA, at the closing of the Transaction:

(a)	the Purchaser shall issue 18,015,883 common shares to the Shareholders in accordance with the allocations described in Exhibit A, which shares will represent approximately 74.19% of the issued and paid share capital of the Purchaser (the “Allocated Shares”); and

(b)	the Shareholders shall transfer 1,762 ordinary shares, which shares will represent 100% of the issued and paid shares in the capital of BYND (the “Transferred Shares”), to the Purchaser,

(collectively, the “Transaction”);

WHEREAS	the parties have agreed that the Allocated Shares will be issued to the Trustee on behalf of the Shareholders at closing in accordance with the allocations described in Exhibit A, and will be issued electronically to the Trustee, which will hold them under its trust for the benefit of each and every Shareholder in accordance with the allocations described in Exhibit A, subject to the terms and conditions of the 103K tax ruling issued on May 4, 2020 by the Israeli Tax Authorities in connection with the said Transaction (the “103K Ruling”).

WHEREAS	the parties have agreed that the Transferred Shares will be transferred to the Trustee on behalf of the Purchaser at closing and will be issued in physical form to the Trustee, which will hold them under its trust for the benefit of the Purchaser, subject to the terms and conditions determined in the specific 103K Tax Ruling issued by the Israeli Tax Authorities on behalf of the said Transaction.

WHEREAS	in accordance with the provisions of the BCA, the parties agreed to hire the Trustee’s services with respect to the Allocated Shares and the Transferred Shares.

WHEREAS	according to the provisions of the BCA, the parties shall settle their contractual relationships in writing;

THEREFORE, IT IS HEREBY AGREED BETWEEN THE PARTIES AS FOLLOWS:

1.	Preamble

1.1.	The Recitals to this Agreement and the Exhibits attached hereto, an integral part of this Agreement.

2.	Definitions and Interpretation

2.1.	In any case of contradiction, between the provisions of this Agreement and the BCA with respect to the Trustee’s duties, the provisions set out in this Agreement shall prevail.

2.2.	The clause headings are solely for convenience and shall not be applied in the interpretation of this Agreement.

3.	Scope of Agreement

This Agreement shall apply to the Trustee, the Purchaser and each Shareholder in separate. The Rights and obligations of the Purchaser and each Shareholder are independent and separate from each other.

4.	The Trust Services

4.1.	According to the outline of the share purchase deal and the provisions of the BCA, the Allocated Shares shall be held by the Trustee for the benefit of the Shareholders in accordance with the allocations described in Exhibit A and the Transferred Shares shall be held by the Trustee for the benefit of the Purchaser. The Trustee shall release the Allocated Shares and the Transferred Shares and transfer them to the Shareholders and the Purchaser (as applicable) or as each of them may otherwise direct in writing, subject to the full occurrence of all the events detailed at section 5 herein.

4.2.	Subject to Section 4.3, at the closing of the Transaction, the Allocated Shares and the Transferred Shares shall be deposited in the Trustee account, or in case they are issued as Share Certificates, shall be transferred by FedEx to the Trustee.

4.3.	Notwithstanding Section 4.2, the Trustee acknowledges and understands some of the Allocated Shares to be issued Marcel (Moti) Maram, Avner Tal and Yftah Ben Yaackov (collectively, the “Principals”) in connection with the Transaction (the “Escrowed Shares”), will be required to be held in escrow under Canadian law for certain period(s) of time, before such Escrowed Shares will be released to Trustee on behalf of the Principals or to the Principals directly (as applicable) and in connection therewith, the Trustee shall be required to enter into a form of escrow agreement with the Purchaser’s transfer agent, describing the escrow provisions relating to the Escrowed Shares.

4.4.	Any dividend in cash which the Purchaser distributes with respect of the Allocated Shares and the applicable Israeli taxes liability which will be generated from any dividend in cash which BYND distributes in respect of the Transferred Shares, shall be delivered to the specific account opened by the Trustee with respect to the said Transaction. The Trustee will pay the cash dividend to the Shareholders or the Purchaser (as applicable) after withholding at source the applicable taxes and will perform all the relevant reports to the Israeli Tax Authority, subject to the tax ruling provisions.

4.5.	Any consideration or profit which will be generated from the sale of any Allocated Shares or any Transferred Shares (as applicable), shall be delivered to the specific account opened by the Trustee with respect to the said Transaction. The Trustee will pay the net consideration to Purchaser or the Shareholders (as applicable) after withholding at source the applicable Israeli taxes and will provide all the relevant reports to the Israeli Tax Authority, subject to the Tax Ruling provisions.

5.	Instructions to Trustee

Each of the Shareholders and the Purchaser on his or its own behalf, hereby instruct the Trustee to act as follows:

5.1.	Each of the Shareholders and the Purchaser hereby appoint the Trustee as a Trustee for such party in connection to the trust services as specified in this Agreement and accordance to any law, including the provisions of the Trust Law, 1979 and the Tax Ruling.

5.2.	Subject to the provisions of this Agreement, in the event that any of the Shareholders shall wish to sell or transfer any of his or its Allocated Shares, such Shareholder may at any time, instruct the Trustee to sell or to transfer such Allocated Shares and to transfer the net proceeds or the Allocated Shares to the Shareholders’ specific bank account, by providing specific instructions in writing to the Trustee detailing such instructions.. For greater certainty, subject to the provisions of Sections 4.3 and 5.6, each of Shareholders (as applicable) shall at all times maintain control and direction over its Allocated Shares.

5.3.	Subject to the provisions of this Agreement, in the event that the Purchaser shall wish to sell or transfer any of the Transferred Shares, the Purchaser may at any time, instruct the Trustee to sell or to transfer such Transferred Shares and to transfer the net proceeds or the Transferred Shares to the Purchaser’s specific bank account, by providing specific instructions in writing to the Trustee detailing such instructions. For greater certainty, subject to the provisions of Section 5.6, the Purchaser shall at all times maintain control and direction over the Transferred Shares.

5.4.	For the avoidances of doubt, the Allocated Shares shall be held by the Trustee for the benefit of the Shareholders in accordance with the allocations set forth in Exhibit A and the Transferred Shares shall be held for the benefit of the Purchaser.

5.5.	Each of the Shareholders and the Purchaser understands and acknowledges that they are familiar with the provisions of the section 103K of the Israeli Tax Income Ordinance, the regulations from its power and the 103K Tax Ruling. Under section 103K provisions, the Shareholders and the Purchaser understand and acknowledge the 2 years lock-up period from the Closing date of the Transaction ( March 24, 2021), subject to the easements set in section 103K (“The Lock-Up Period”).

5.6.	The Shareholders understand and acknowledge that if they fail to do so, they are obliged to transfer tax liability as calculated by the trustee within 7 days following the written request from the trustee, and if such payment is not carried out, the trustee is allowed to sell Allocated Shares in order to satisfy such tax liability.

5.7.	The Shareholders and the Purchaser (as applicable) shall bear any tax obligation, fees or any payment that may apply on him in connection to this Agreement, including for transferring the Allocated Shares or the Transferred Shares, dividend distributions and in accordance with applicable law.

5.8.	The Trustee shall notify the Shareholders and the Purchaser (as applicable) within a reasonable time with any notice and/or claim received in connection with the execution of this Agreement including with the Trustee’s acting as the registry owner of the Allocated Shares or the Transferred Shares.

5.9.	The Shareholders and the Purchaser hereby undertake to indemnify the Trustee in respect of any damage, expense or loss of any kind that Trustee may incur as a result of, or in consequence of performance of its duties under this Agreement, including the registration of the Allocated Shares and the Transferred Shares by the name of the Trustee.

5.10.	Trustee shall not be responsible for any damage, expense or loss of any kind which may occur to the Shareholders or the Purchaser in the event that Trustee acted or omitted to act in a reasonable manner, without negligence or willful misconduct, and in good faith.

6.	Fees

The Purchaser shall pay to Trustee for the service provided by it under this Agreement, an annual fee (Exhibit B), at the beginning of each trust year, within thirty (30) days of its receipt of Trustee’s statement for its fees.

The Shareholders hereby undertake paying the fees as described in this section 6 if the Purchaser fails to do so.

7.	Duration of Service

End of trust services

7.1.	The services created under this Agreement shall remain in effect until fulfillment of the required conditions set forth at Section 4-5 above and Subject to Sections 7.2- 7.3 below.

General

7.2.	The Trustee shall be entitling to terminate this Agreement with at least 30 days’ advance written notice to the Shareholder and the Purchaser and subject to appointment of a new Trustee.

7.3.	In case of transferring part or all of the Allocated Shares or the Transferred Shares from the Trustee, this Agreement will be terminated in connection to the said shares.

-Signature Page Follows-

IN WITNESS WHEREOF the parties hereto have executed this Trust Agreement on the day and year first above written.

I.B.I Trust Management

By:	“Keren Talmor”
Name:	Keren Talmor
Title:	Professional Field Manager

BYND Cannasoft Enterprises Inc.

By:	“Marcel (Moti) Maram”
Marcel (Moti) Maram, CEO

The Shareholders:

“Yftah Ben Yaackov”
Yftah Ben Yaackov

“Marcel (Moti) Maram”
Marcel (Moti) Maram

“Avner Tal”
Avner Tal

Brzezinski Investments and Promotions Ltd.

By:	“Dalia Brzezinski”
Dalia Brzezinski

[Signature Page to Trust Agreement/March 29, 2021]

EXHIBIT A - The List of Shareholders

Shareholder	# Allocated Shares
Yftah Ben Yaackov ID No 35730498	8,184,616
Brzezinski Investments and Promotions Ltd. Pvt. Co. No 516108545	1,648,453
Marcel (Moti) Maram, ID No 67437293	4,091,407
Avner Tal, ID No 57770125	4,091,407
Total	18,015,883

Exhibit B – Fee Schedule –Trustee